Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
(in thousands, except for ratios)	2013	2012

Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$81,423	$36,814
Fixed charges (net of interest capitalized)	6,043	6,955
Distribution of earnings from unconsolidated affiliates	—	—
Total Earnings	$87,466	$43,769

Fixed Charges and Preference Dividends
Interest expense	$5,306	$6,170
Interest capitalized	—	—
Amortization of premiums, discounts, and debt issuance costs	332	343
Interest component of rent expense	405	442
Total Fixed Charges	6,043	6,955
Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711
Total Fixed Charges and Preference Dividends	$11,754	$12,666

Ratio of Earnings to Fixed Charges	14.47	6.29

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	7.44	3.46